May 18, 2011

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

Patrick Gilmore, Sr.
Asst. Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
100 F. Street, N.E.
Washington, D.C. 20549

Re:	FalconStor Software, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 14, 2011
(file no. 000-23970)

Mr. Gilmore:

FalconStor Software, Inc. (the “Company,” “FalconStor,” “we,” “our,” or “us”) has received your letter dated April 20, 2011 containing comments on the Company’s above referenced 2010 Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 14, 2011. This letter is being filed in response to each of the comments set forth in your letter.

For your convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1A. Risk Factors

“We are currently undergoing investigations….”, page 14

Comment 1:  We note your risk factor disclosure that your former CEO disclosed that certain improper payments allegedly were made in connection with the company’s licensing of software to one customer. Please provide us more detail regarding these improper payments to this customer. In this regard, please clarify the nature of these payments, the periods in which these payments occurred, how you accounted for these payments and whether these payments affected revenue recognition. Furthermore, considering your disclosure does not provide any of this information currently, tell us how you considered disclosing this information in your Form 10-K to provide a clear understanding of what these payments represented and how it affected your financial statements.

Response:  FalconStor continually evaluates and assesses whether its public filing disclosure complies with the disclosure requirements of the underlying public filing and contains all material facts.  As part of this process, FalconStor consults with counsel and its independent public accountants.  FalconStor also updates its disclosure to reflect changes in facts and circumstances. In the Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”), FalconStor believed it appropriately disclosed the improper payments and that its disclosure provided a clear understanding of what the improper payments represented.  In preparing the Form 10-Q for the period ended March 31, 2011 (the “March 2011 10-Q”), FalconStor, as is customary practice, evaluated its disclosure of the improper payments and under Part II - Other Information -- Item 1. Legal Proceedings in the March 2011 10-Q provided further detail regarding the improper payments to the customer and clarified the nature of these payments, the period in which these payments occurred, how it accounted for these payments and whether these payments affected revenue recognition. The full text of Part II - Other Information -- Item 1. Legal Proceedings in the March 2011 10-Q is provided below and we have blacklined the changes in this disclosure from what had previously been provided under Part I - Item 3. Legal Proceedings in the 2010 10-K.:

Item 1.  Legal Proceedings

On September 29, 2010, the Company announced that it had accepted the resignation of ReiJane Huai, its President and Chief Executive Officer, and the Chairman of its Board of Directors, following his disclosure to the Company that certain improper payments allegedly were made in connection with the Company’s licensing of software to one customer.  At the same time, the Company announced that it was cooperating fully with law enforcement authorities with respect to an ongoing investigation into the matter, that it had formed a Special Committee of the Board to conduct a full internal investigation, and that the Special Committee had retained counsel to assist it in its investigation. In addition, the counsel to the Special Committee retained independent forensic accountants to review the Company’s practices.

Internal Investigation

As part of the internal investigation, counsel to the Special Committee interviewed numerous employees and reviewed internal Company documents but was unable to speak with Mr. Huai and one sales person allegedly involved with the improper payments.  On November 10, 2010, counsel to the Special Committee presented its report to the Special Committee. After a detailed review of this matter, the Special Committee concluded that (i) certain employees of one customer of the Company either directly or indirectly received various forms of compensation from the Company between 2008 and 2010, (ii) no more than three Company employees were knowingly involved in procuring these payments, and (iii) there was no evidence of a pattern of improper payments to other customers by the Company. Based upon the information in its possession, the Company determined that the payments at issue did not have any effect on the Company’s revenue recognition and did not result in any material misstatement of the Company’s financial information in its filings with the Securities and Exchange Commission. Additionally, after the conclusion of its investigation, the Special Committee recommended a number of enhancements to the Company’s controls and procedures. As indicated under Part I, Item 4. Controls and Procedures, the Board of Directors has accepted these recommendations and the Company has implemented or is in the process of implementing the changes to its controls and procedures.

Government Investigations

Initially, the New York County District Attorney’s Office commenced an investigation but thereafter, for reasons unknown to the Company, ceased its investigation.  Separately, the U.S. Attorney’s Office for the Eastern District of New York (“USAO”) and the U.S. Securities and Exchange Commission (“SEC”) each commenced investigations.

In October 2010, in connection with the USAO investigation, the Company received a grand jury subpoena seeking all documents relating to the Company’s September 29, 2010, disclosure of the improper payments. Since that time, the Company has received additional subpoenas and document requests from the USAO seeking, among other things, documents relating to certain of the Company’s employees and other information about the Company.

Also in October 2010, the Company received a subpoena from the SEC seeking, among other things, documentation relating to the Company’s dealings with the customer in connection with whose licensing of software improper payments were  made and documentation relating to certain of the Company’s accounting practices. Since that time, the Company has received additional subpoenas seeking among other things, information related to certain of the Company’s employees, customers, policies and practices.

The Company is cooperating fully with the investigations of both the USAO and the SEC and has produced documents responsive to all subpoenas and document requests. The Company intends to produce more documentation and to cooperate fully with both investigations. The Company has recorded an accrual of $1.5 million in the first quarter of 2011 for certain costs associated with the possible resolution of the government investigations. Notwithstanding the foregoing, the Company cannot predict the scope, timing, or outcome of the investigations, nor can it predict what impact, if any, these matters may have on the Company’s business, financial condition, results of operations, and statement of cash flow.

The Company cannot predict the scope, timing, or outcome of the USAO and SEC investigations and other matters referred to herein, which may include the institution of administrative, civil injunctive, or criminal proceedings, the imposition of fines and penalties, which may be significant, suspensions or debarments from government contracts, and other remedies and sanctions, any of which could lead to an adverse impact on our credit ratings and ability to obtain financing, an adverse impact on the Company’s stock price, loss of additional senior management, the inability to attract or to retain key employees, and the loss of customers. In addition, under the law, any illegal acts of the Company’s employees may be ascribed to the Company. The Company cannot predict what impact, if any, these matters may have on its business, financial condition, results of operations, and liquidity.

In addition, as the Staff may be aware, on September 29, 2010, the Company and its outside counsel directly contacted George Canellos, Regional Director of the New York Office of the Securities and Exchange Commission (the “NY SEC Office”) and disclosed information that the Company then had with respect to the improper payments. Subsequent to that date, the Company has cooperated fully with the NY SEC Office and has been fully responsive to all requests they have made.

Comment 2:  We also note that you formed a Special Committee of the Board of Directors (Special Committee) that retained counsel to assist in an internal investigation related to these payments and that counsel retained presented its report to the Special Committee in November 2010. Please tell us the results of this report and how you considered disclosing the results in your Form 10-K.

Response:  As indicated in the response to question 1, FalconStor continually evaluates and assesses the adequacy of its disclosure in its public filings. As part of this evaluation and assessment FalconStor provided additional disclosure relating to the results of the report to the Special Committee under Part II - Other Information -- Item 1. Legal Proceedings in the March 2011 10-Q. The full text of the disclosure under Part II - Other Information -- Item 1. Legal Proceedings is provided in response to question 1 above and this disclosure has been blacklined in this response letter to show the changes from what was contained in Part 1- Item 3. Legal Proceedings in the 2010 10-K.

Item 8. Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 6. Income Taxes, page 68

Comment 3:  We note the tabular presentation of the deferred tax assets and deferred tax liabilities on page 70. Please tell us how your disclosures comply with ASC 740-10-50-2. In this regard, we note that your current disclosures appear to comingle deferred tax assets and liabilities.

Response: FalconStor’s tabular presentation of its “Deferred Tax Assets and Liabilities” comply with ASC 740-10-50-2 which states that the components of the deferred tax liability or asset recognized in an entity’s statement of financial position shall be disclosed as follows:

a.	The total of all deferred tax liabilities measured in paragraph 740-10-30-5(b)
b.	The total of all deferred tax assets measured in paragraph 740-10-30-5(c) through (d)
c.	The total valuation allowance recognized for deferred tax assets determined in paragraph 740-10-30-5(e).

As of each of the years ended December 31, 2010 and 2009, FalconStor did not have any deferred tax liabilities, therefore, deferred tax assets and liabilities were not comingled. FalconStor confirms that in future filings it will state whether or not its tabular presentation of deferred taxes include any deferred tax liabilities.

Note 15. Valuation and Qualifying Accounts – Allowance for Returns and Doubtful Accounts, page 81

Comment 4: We note that your valuation and qualifying accounts presentation combines your allowance for returns and allowance for doubtful accounts. Please provide us with a separate analysis for each of these allowances for each year presented and tell us how you considered presenting these allowances separately in your disclosure.

Response:  FalconStor’s presentation of its valuation and qualifying accounts combines both the allowances for returns and doubtful accounts due to the fact that FalconStor evaluates its allowance requirements for its outstanding account receivables as one total risk population. Historically, bad debt expense has not been significant, representing less than 1% of total revenues for the fiscal years ended December 31, 2010, 2009 and 2008. This low rate of bad debt is primarily due to: (i) FalconStor’s class of customers (which are typically well established OEMs and resellers); (ii) the fact that FalconStor’s software is generally considered mission-critical (backup/recovery) for end-user IT systems, making it difficult for its end users to replace or to stop using the FalconStor software; and (iii) FalconStor’s controls on extending credit to new customers. Therefore, it is rare that FalconStor enters into sales arrangements that result in collections issues due to credit risks. As a result, the majority of FalconStor’s allowance requirements results from returns activity. FalconStor is generally not contractually obligated to accept returns from customers, but has historically accepted returns as an accommodation to its customers, and has the ability to reasonably estimate the amount of future returns in accordance with the authoritative guidance issued on revenue recognition.

Although FalconStor calculates its allowance for returns and bad debts as one combined balance associated with overall collection risk for accounts receivable, it presents the related provisions in the consolidated statement of operations within the appropriate financial statement captions using a reasonable allocation methodology based on write-off history.  In other words, FalconStor tracks actual write-offs between returns and bad debts and uses this historical data as a basis for attributing provision expense between sales returns (as an adjustment to revenues) and bad debt expense (as a component of general and administrative expenses) in its consolidated statement of operations for each reporting period.

Based on the aforementioned, FalconStor believes its presentation of its valuation and qualifying accounts is consistent with its evaluation of overall collection risk associated with accounts receivable and is in accordance with Regulation S-X Rule 12-09.

Note 16. Quarterly Financial Data (Unaudited), page 81

Comment 5: We note that in response to our prior comment 7 from our letter dated April 22, 2009, you indicated that you would revise your quarterly financial data table to present a measure of gross profit on a quarterly basis. However, we note that you did not provide this required information in your Forms 10-K for the years ended December 31, 2009 or 2010. Please tell us how your current disclosure complied with Item 302(a)(1) of Regulation S-K.

Response: FalconStor will present a measure of gross profit as part of its Quarterly Financial Data (unaudited) on Form 10-K  in accordance with Item 302(a)(1) of Regulation S-K in future filings.

We considered Item 302(a)(1) of Regulation S-K, by presenting gross profit within our Management’s Discussion and Analysis of Financial Conditions and Results of Operations sections of our 2010 Annual Report on Form 10-K, and each of its 2010 Quarterly Reports on Form 10-Q, for all periods presented.

As requested, FalconStor Software, Inc. acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our responses have fully addressed your questions. We would be pleased to answer any questions you may have with regard to our responses.  If you have any questions please call me at (631) 962-1114.

Sincerely,

/s/ James Weber
James Weber
Chief Financial Officer
FalconStor Software, Inc